Mail Stop 4561
Via Fax (801) 847-6442

June 2, 2009

Jeremiah Cox
Chief Financial Officer
Klever Marketing, Inc.
P.O. Box 711308
Salt Lake City, Utah 84171

Re: **Klever Marketing, Inc.**
        Form 8-K filed May 28, 2009
        File No. 000-18730

Dear Mr. Cox:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on May 28, 2009

1.   We note your disclosure that your former accountants, Robison Hill & Co., resigned due to "certain debt obligations" owed by the Company to them. Please revise to clarify the nature of these debt obligations. If this relates to past due audit fees, tell us the amount of fees owed and the timing of when those fees were both invoiced and due. Also, please revise to include the letter from your former auditors explaining the necessity and request for resignation, as it does not appear to be provided as an exhibit despite that you indicate that it is filed.

2.	Tell us the date that the Company engaged its new accountants, Chilsholm, Bierwolf, Nilson & Morrill, LLC, and if they were able to complete their audit procedures by their audit report dated May 15, 2009 given the limited amount of time from your former accountants' resignation on April 23, 2009.

3.	Revise your disclosure regarding disagreements with your former auditor to be for the past two fiscal years and through the subsequent interim period (i.e. May 22, 2009) pursuant to Item 304(a)(1)(iv) of Regulation S-K.

4.	Also, your disclosure should not be limited to "material" disagreements. Please confirm there were no disagreements as defined in the Item requirement and revise your disclosures accordingly.

5.	Aside for the resignation of your former accountant due to independence issues, please revise to disclose if there were any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K for the past two fiscal years and through the subsequent interim period (i.e. May 22, 2009).

6.	Please revise to disclose if you had any consultations with your new accountants as defined in Item 304(a)(2) of Regulation S-K for the past two fiscal years and through the subsequent interim period (i.e. May 22, 2009).

7.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether they agree with the statements made in your revised Form 8-K.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call me at (202) 551-3379.

Sincerely,

Melissa Feider
Staff Accountant